      As filed with the Securities and Exchange Commission on June 17, 2005



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-18F-1




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                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940.
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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Berwyn and the Commonwealth of Pennsylvania on the 17th day of June, 2005.


                                          CONSTELLATION INSTITUTIONAL PORTFOLIOS

                                                         By:  /s/ John H. Grady
                                                            --------------------
                                                         Name:  John H. Grady
                                                         Title: President
Attest: /s/ Jolly Fulmor
       -----------------
Name: Jolly Fulmor
Title: Vice President